Exhibit (a)(5)(ii)

For immediate release

Media contact:	Investor contact:
Hillary Yaffe, +1 212 632 6528	Ben Wulfsohn, +1 800 823 6300
hillary.yaffe@lazard.com	ben.wulfsohn@lazard.com

IMPORTANT CHANGE TO PREVIOUSLY-ANNOUNCED TENDER OFFER BY
LAZARD WORLD DIVIDEND & INCOME FUND

NEW YORK, May 31, 2019 – Lazard World Dividend & Income Fund, Inc. (NYSE: LOR) today announced that its Board of Directors (the “Board”) has approved an important change to the one-time tender offer previously announced by press release dated February 19, 2019 (the “Offer”). The Offer will now no longer be conditioned upon the prior approval by stockholders of each of LOR and Lazard Global Total Return and Income Fund, Inc. (NYSE: LGI) (together with LOR, the “Funds”) of the proposed reorganization of LOR into LGI, and the Offer will commence within the time period from mid-June through July 2019 and will expire twenty business days after its commencement. A further press release will be issued upon commencement of the Offer.

The Board did not approve any other changes to the terms of the Offer, as previously announced—that is, LOR will acquire, in exchange for cash, up to 20% of LOR’s outstanding shares of common stock at a price equal to 98% of LOR’s net asset value (“NAV”) per share as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the Offer expires. If more than 20% of LOR’s outstanding shares of common stock are tendered in the Offer, LOR will purchase its shares from tendering stockholders on a pro rata basis at a price of 98% of LOR’s NAV per share. Additional terms and conditions of the Offer will be set forth in LOR’s Offer to Purchase, which will be distributed to LOR stockholders of record upon the commencement of the Offer.

This press release is for informational purposes only and is not a recommendation, an offer to purchase or the solicitation of an offer to sell any shares of LOR. The Offer will be made, and LOR stockholders will be notified, in accordance with the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and other applicable laws and regulations. None of LOR, its Board of Directors or Lazard Asset Management LLC (“LAM”), the Funds’ investment manager, is making any recommendation to LOR stockholders as to whether to tender or refrain from tendering their shares in the Offer. LOR stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. The purchase of shares tendered by participating LOR stockholders pursuant to the Offer will generally have U.S. federal income tax consequences.

An indirect subsidiary of Lazard Ltd (NYSE: LAZ), LAM offers a range of equity, fixed-income, and alternative investment products worldwide. As of April 30, 2019, LAM and affiliated asset management companies in the Lazard Group managed $239.6 billion worth of client assets. For more information about LAM, please visit www.LazardAssetManagement.com. Follow LAM at @LazardAsset.

#             #            #